BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

March 2, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of the Business Transfer of our Subsidiary dated February 27, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

3/7

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

February 27, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of the Business Transfer of our Subsidiary

At the meeting of Board of Directors held on February 27, 2006, Grand Bell TV Co., Ltd. ("GTV"), a subsidiary of Belluna Co., Ltd. ("Belluna", their controlling shares: 66.7%), decided to make the transfer of broadcasting business through use of telecommunications service ("broadcasting business") to CS Tokyo Co., Ltd. ("CS Tokyo"). GTV and CS Tokyo will enter into the business transfer agreement as of today.

Description

1. Reason of Business transfer

Belluna has been expanding general mail order business based on paper-based media such as catalogs and newspaper inserts. In addition, Belluna considers new media, such as Internet, mobile phone Internet and TV, to be a key factor in the near future, and enhances media-mixed type business and marketing.

In this connection, GTV as in Belluna group acquired goodwill of broadcasting business on August, 2004. Also, through GTV, Belluna advanced mail order business through TV, mainly on BS and cable TV. However, both sales and profits are being sluggish, and the result of this fiscal year ending March 31, 2006 will not be moved into the black. For these reasons, broadcasting business of GTV was decided to be transferred to CS Tokyo.

2. Content of Business transfer

1) Subject of business transfer:

Assets and liabilities on broadcasting business as of April 1, 2006, when the transfer will be made.

2) Performance in the fiscal year ending March 31, 2005:

(Unit: million yen)

	GTV/Broadcasting business (a)	Consolidated business (FY ending March 31, 2005) (b)	Ratio (a/b)
Sales	106	115,098	0.09%

3) Transferred assets and liabilities as of March 31, 2006 (prospected):

(Unit: yen)

Assets		Liabilities	
Item	Book value	Item	Book value
Current assets	0	Current liabilities	0
Fixed assets	41,462,661(*1)	Fixed liabilities	0
Total	41,462,661	Total	0

(*1): non-depreciation balance on goodwill of broadcasting business

4) Price of business transfer and settlement (prospected):

a) Price of business transfer: 3.15 million yen

b) Settlement: By cash on April 1, 2006

3. Business Summary of CS Tokyo (As of January 31, 2006)

1. Name	CS Tokyo Co., Ltd.
2. Businesses	Broadcasting business
3. Established date	December 12, 1996
4. Head Office	6F Ootemachi Tatemono Kamiya-cho Building, 5-12-13 Toranomon, Minato-ku, Tokyo
5. President	Youta MOURI
6. Paid-in capital	65.25 million yen
7. Employees	5

4. Schedule (prospected)

February 27, 2006	Board resolution to conclude on Business transfer Execution of the Business transfer agreement
March 15, 2006	Shareholder's meeting to approve Business transfer
April 1, 2006	Date of Business Transfer

5. Forecast

(1) Influence on Belluna

This broadcasting business is a profitless business. Therefore, this business transfer will cause advancement of our business results.

(2) Forecast of business results

The influence on the current FY ending March 31, 2006, will be about 300 million yen as Special Loss. However there will be no change of the consolidated business results forecast on the current FY and next FY.

- END -